Exhibit 99.1

Nevada Geothermal Power Inc. Completes Independent Resource Review of New Truckhaven Project in Imperial Valley, California

VANCOUVER, June 19, 2012 /CNW/ - Nevada Geothermal Power Inc. (NGP) (TSXV: NGP), (OTCBB: NGLPF) announced today that it has completed a comprehensive independent review of all resource information for the New Truckhaven project that provides an updated resource assessment and estimation of electrical power generation capacity of the field.  This evaluation was conducted by Mannvit HF., an Icelandic engineering and consulting company based in Reykjavík, Iceland.  The report concludes that the Indicated Geothermal Resource is of a sufficient size to proceed with the development of an initial net 27 MWe binary power plant at New Truckhaven.
The study concludes that:

1.     The initial reservoir temperature in the inner, hotter part of the field that will host the production wells is 370-380°F and the average temperature of the entire reservoir is estimated to be up to 355°F.

2.     The geothermal reservoir is estimated to have a surface area of 6.3 square miles and an average thickness of 3000 feet.

3.     The geothermal resource of the Truckhaven geothermal field is classified of an "Indicated Geothermal Resource" in accordance with the Canadian Geothermal Reporting Code.

4.     The recoverable electric energy (net MWe) is estimated to be:  P90 (35 MW), P50 (60 MW) and P10 (95 MW) for 20 years.  The most likely value is 53 MWe for 20 years.

5.     The reservoir is over-pressured with a static well head pressure of 250 psi.  Reservoir fluids are benign with low salinity (TDS < 4,000 ppm) and low non-condensable gases (ca. 1-1.5%).

6.     The deliverability of the Phillips Trk-1 well is high and previous workers provided a range of flow estimates with a maximum as high as 1,800,000 lbs/hr at 361°F; a flow that could be achieved if the entire 3000 foot thickness of the reservoir were open to a full-sized commercial well bore.  This high estimate of flow rate corresponds to a gross electric power generation capacity of 13 MWe gross for such a well and would be supportive of the planned development potential of 8 MWe net proposed by NGP for new wells in the field.

7.     The assessment recommends a continuation of development including drilling of up to 4 shallow gradient holes to facilitate location of a commercial-sized confirmation well in the hottest portion of the field followed by 2 to 3 commercial sized appraisal wells which together can be used to confirm well deliverability and to conduct longer term reservoir testing.

The resource assessment by Mannvit included a review of all available geologic, geochemical and geophysical data that has been generated through exploration conducted by previous field operators including Phillips Petroleum Company and Iceland America Energy, LLC.  Drilling and testing results from the Phillips Trk-1 well (8089 feet) and IAE-1 well (6890 feet) were included in the study.

Nevada Geothermal Power currently holds 6267 gross acres of geothermal leases within the New Truckhaven resource area in California's Imperial Valley.  NGP has conducted initial development activities including drilling a ground water assessment well.  Permitting has been initiated through Imperial County as the lead permitting agency for geothermal development at Truckhaven and includes plans for the drilling of up to six commercial wells for development of the resource.  The New Truckhaven resource is located in the Imperial Valley, south and west of Salton City and about 4.5 miles (7 km) west of the Salton Sea.  Negotiations are proceeding to form a Bureau of Land Management (BLM) Unit area for the project.

About Nevada Geothermal Power Inc.:
Nevada Geothermal Power Inc. operates the 49.5 MW Faulkner 1 geothermal plant in Nevada. It is a renewable energy developer focused on producing clean, efficient and sustainable geothermal electric power from high temperature geothermal resources in the United States. NGP currently owns leasehold interests in six properties: Blue Mountain, Pumpernickel Valley, Edna Mountain and North Valley in Nevada, New Truckhaven in California, and Crump Geyser, in Oregon. These properties are at different levels of exploration and development.

This Press Release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have tried, whenever possible, to identify these forward-looking statements using words such as "anticipates," "believes," "estimates," "expects," "plans," "intends," "potential" and similar expressions. These statements reflect our current belief and are based upon currently available information. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance or achievements to differ materially from those expressed in or implied by such statements. We undertake no obligation to update or advise in the event of any change, addition, or alteration to the information catered in this Press Release including such forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

%CIK: 0001177440

For further information:

Nevada Geothermal Power Inc.
Brian D. Fairbank, P. Eng.
President & CEO
http://www.nevadageothermal.com

Investor Inquiries:
Nevada Geothermal Power Inc.
Telephone: 604-688-1553
Toll Free: 866-688-0808

CO: Nevada Geothermal Power Inc.

CNW 09:30e 19-JUN-12